Filed by TPG Pace Tech Opportunities Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: TPG Pace Tech Opportunities Corp.

Commission File No.: 001-39595

TPG Pace Tech Opportunities – Transaction Announcement

January 29, 2021

Call Participants:

Karl Peterson

TPG Pace Group (“TPG Pace”), Managing Partner

TPG Pace Tech Opportunities Corp. (“PACE”), Chairman

Greg Mrva

TPG Pace Beneficial Finance Corp., President

Chuck Cohn

Nerdy Inc (“Nerdy”), Founder, Chairman and CEO

Jason Pello

Nerdy, CFO

Eric Hackel

Deutsche Bank, Managing Director

Presentation:

Eric Hackel:

Good morning everyone – this is Eric Hackel from Deutsche Bank. We are very excited to announce the de-SPAC transaction between TPG Pace Tech Opportunities and Nerdy Inc. Thank you for joining our announcement call and for more detailed materials on the transaction, please visit the TPG Pace Tech Opportunities website for its SEC filings. Before I begin, I would like to remind everyone that our remarks contain forward-looking statements and we refer you to slides 2 and 3 of the accompanying investor presentation for a detailed discussion of these forward-looking statements and associated risks. With that, I would like to introduce today’s speakers: Karl Peterson and Greg Mrva of TPG Pace Tech Opportunities as well as Chuck Cohn, the Founder, Chairman and CEO and Jason Pello, the CFO of Nerdy. I will now turn our conference over to Karl, the Chairman of TPG Pace Tech Opportunities.

Karl Peterson:

Thank you, Eric. It’s great as always to work with you on such an exciting opportunity. I am thrilled to announce that we just signed a definitive agreement to combine PACE with Nerdy Inc., a leading gig economy platform for delivering live online learning—a huge market that is undergoing a rapid digital acceleration.

As you may know, we started our SPAC platform, TPG Pace, almost six years ago to sponsor the public listings of exciting companies where we can help accelerate their growth. Our merger with Nerdy will be our fifth De-SPAC transaction and combines our experience in helping high-growth private companies succeed in the public markets and TPG’s experience in investing and backing disruptive technology companies and direct to consumer marketplaces. Based on our pattern recognition from early investment in winners like Uber and Airbnb, we think this one is poised for tremendous success.

As you will hear, Nerdy is an outstanding fit with our stated investment criteria, as it is clearly a well-positioned, high growth, disruptive company with incredible consumer satisfaction and one where we believe this transaction and our help will further accelerate growth. The facts at Nerdy are quite similar to the transaction we discussed last December: a compelling valuation for a company with outstanding momentum, massive long-term growth tailwinds, a market-leadership position, a fully-funded balance sheet to maximize our position to take advantage of this immense commercial opportunity, and very importantly an outstanding team led by a dynamic-founder that TPG has been fortunate to get to know over the past four years.

I will now hand this off to my partner Greg who serves as President of PACE and led our search for such a worthy business combination. Over to you Greg.

Greg Mrva:

Thanks Karl. We appreciate everyone dialing into this call to learn more about this unique opportunity. We are extremely excited about this transaction, and we would like to spend some time talking about the bright outlook for Nerdy.

Nerdy is a leading direct to consumer, gig-economy platform that delivers live online learning in over 3,000 subjects for people of all ages. Nerdy has built a proprietary platform that provides immense value to both sides of the network, for both learners and experts. As digital natives increasingly look online for solutions to their learning needs, Nerdy is in a great position to capture a disproportionate share of this market. Nerdy’s purpose-built platform offers experts scheduling flexibility and collaborative tools for connecting with learners, and the opportunity to earn income from the convenience of their homes. For learners, Nerdy delivers a differentiated experience by eliminating friction and providing greater convenience, value and an enhanced experience superior to offline options. As a firm, we have been following Nerdy for over 4 years and had the benefit of watching the company innovate and scale as a private business – and you will see in the numbers their recent growth investments are really starting to pay off.

Once we completed our IPO last October, one of our first calls was to Nerdy’s largest venture investor, TCV – who has a long track record of investing in leading consumer internet and marketplace companies. We have spent the last three months getting to know Chuck and the Nerdy team and we are excited to partner with them to help Nerdy further accelerate growth. Online learning is underpenetrated relative to most other industries that have begun their shift from offline to online. Today, consumption of online learning looks very similar to how e-commerce looked 15 years ago, with only 2% of direct-to-consumer learning, that is non-government funded education, having transitioned online. As we speak, online adoption in this approximately $1.3 trillion global market is rapidly accelerating. COVID has driven a step function change in online adoption that we believe is here to stay as the value proposition for both experts and learners is material. We believe the secular tailwinds will benefit Nerdy for many years to come.

Nerdy’s platform leverages proprietary AI and purpose-built technology to curate a network of experts and match learners with the right expert based on their particular needs – which results in a business with powerful network effects and a strong and improving competitive moat. TPG has a long history of investing in disruptive technology companies at inflection points, and with the benefits of some pattern recognition, we believe that Nerdy is at an inflection point as the combination of customer growth, increased user engagement, and product innovation are coming together to drive accelerated revenue growth and financial performance.

Nerdy is a product driven company with a long history of innovation. As the company has expanded its platform to include thousands of subjects and multiple learning formats, it has steadily increased user retention, engagement and market share. The business has powerful unit economics that deliver profitable contribution margins on the first sale and growing customer lifetime value as the company expands its product offerings. This is a company that has done well by doing good. Nerdy’s platform has increased access to high quality live instruction in a way that has never been possible, and the company is committed to providing more and more learning resources for free. Chuck has built a strong team with deep experience scaling businesses and we are excited to support them in their transition to the public markets.

TPG Pace will be partnering with Nerdy to accomplish the following:

•

First, list Nerdy as an independent company on the NYSE with an estimated initial equity market cap of approximately $1.7 billion USD at $10 per share, which we believe represents a very attractive opportunity for investors given the rapid growth trajectory and market potential for this business

•	Second, fully fund the Nerdy balance sheet with approximately $300 million USD of cash, which is substantially more than is anticipated to be needed to reach expected EBITDA breakeven in 2023

•	Third, accelerate Nerdy’s growth with increased investments in marketing and product innovation.

With that introduction, I am pleased to hand it off to Chuck Cohn, the Founder, Chairman and CEO of Nerdy. On behalf of my partners at TPG Pace, I can proudly say that Chuck is exactly the type of visionary entrepreneur that we set out to find.

Chuck Cohn:

Thank you, Greg, and welcome everyone and thank you for joining us today. I’m Chuck Cohn, Founder & CEO and Chairman of Nerdy. I appreciate you taking time to learn about our business. We are passionate about the opportunity that exists at the intersection of direct-to-consumer internet, the gig economy, and online learning. Nerdy is a purpose driven company that enables access to high quality instruction and is transforming how people learn through technology. Our platform leverages technology and AI to deliver personalized live instruction at scale – in any subject, anywhere, and at any time. I consider this to be a once-in-a-generation opportunity to transform how people access live instruction and expertise. We have both a massive commercial opportunity but also one where Nerdy can do immense good in the world.

We’ve made tremendous progress building our business – but the best is yet to come. Nerdy has built a comprehensive online learning destination that enables the delivery of scaled high-quality live learning for people of all ages across thousands of subjects and multiple learning formats. Our flagship business, Varsity Tutors, is the nation’s leading platform for live online tutoring. In 2020, we’ve conducted over 4.7 million hours of live instruction across over three thousand different subjects ranging from phonics to professional upskilling. What is so unique about what we have done is scale a quality experience across thousands of subjects, multiple learning formats and tens of thousands of experts – something that no one else, online or off, has been able to accomplish. Our curated gig economy platform is powered by a vast data set and purpose-built technology that enables us to consistently deliver a world class experience, and to do so at scale. We’re transforming how people learn at all age levels, from kindergarten all the way to professionals.

We have found that the average person will use 2-3 different tools to learn. And our comprehensive learning destination offers multiple formats beyond one-on-one instruction. Last year we added small group classes, large group classes and an adaptive self-study platform. With small group classes, you can meet with 10-15 other students. It’s more social and at lower cost. With large format classes, we’re able to take advantage of advances in technology to offer live interactive classes with anywhere from 500 to over 50,000 people. Lastly, we leverage leading learning science and machine learning to deliver an asynchronous, adaptive self-study platform that creates a personalized learning pathway for our Learners.

Our gig economy platform delivers value to both learners and experts. We’ve built a diverse business across K-8, High School, College, Graduate and Professional, and we are seeing growth across all segments. They come to Nerdy for convenience, value and a superior learning experience. We’ve built a scalable platform that allows us to drive growth, customer satisfaction and retention across all audiences and subjects. We curate a select group of experts who are deeply knowledgeable in a particular subject, have strong communication skills, and are passionate about working with students. They come to our platform to find rewarding work and generate income in a flexible and convenient way, often in the evenings after school or work and 45% hold a graduate degree; they work less than 5 hours per week on average on the platform and the common occupations they hold are university professor, teacher, working professional, college or grad school student, and retiree.

Scaling personalized live instruction and learning consistently is really hard to do and can be labor intensive. We’re the only company that has figured out how to leverage technology to do this at scale. We call this AI for HI—Artificial Intelligence for Human Interaction—and we think about it as our operating system for learning. We think about the technology in 4 key layers that then feed our data lake and enable us to drive further personalization. The first layer is the curation layer, which allows us to identify and filter to find only the best experts. We have identified the critical traits, knowledge, and experience that highly correlate to better outcomes and we use that information to inform which experts we bring onto the platform. We leverage over 100,000+ hours of recorded video interview sessions, predictive algorithms, machine learning applied to video interviews, human-based processes, diagnostic testing and more to allow us to find the best instructors in a highly efficient manner.

Our matching layer allows us to match each student intelligently to the instructor who best fits their unique needs. We assess over 100 attributes to probabilistically match a learner to the best instructor using ML algorithms that are constantly a/b tested against one another and that are improving as our data set grows. The adaptive layer is where the application of machine learning enables the construction of unique learning pathways. We’ve built the capability to assess and continuously re-assess what someone knows or doesn’t know within a subject. And that allows the learning to be both more effective and efficient and drives more customer trust and higher engagement. Lastly, the interaction layer is where the human-to-human connection occurs. We’ve developed an experience specifically designed for live learning – a collaborative workspace, two-way video, subject specific tools, the ability to record your session and watch it later, the ability to share and upload offline work and engage with it in a variety of different ways, and more.

The combination of our platform liquidity and the application of our AI for HI technology yields a business with strong network effects. Our customers are highly satisfied as is reflected in our 68 NPS which is on par with best-in-class consumer tech companies. We have seen substantial increases in retention and engagement this year. In the fourth quarter of 2020, our online paid active learners were up 59% YoY and our online paid sessions, which comprise online tutoring and small group classes, were up 169% YoY. As we attract more learners to the platform, we are able to attract more experts who are drawn to the consistent work opportunities. Experts are more engaged than ever, and we are generating significant increases in paid sessions per expert, which are up 40% YoY in Q4 2020.

Earlier in 2020 we concluded our six-year transition toward 100% online and shutdown of the in-person portion of our marketplace. Our online sales are experiencing strong growth with online revenue up 71% in Q3 YoY and 87% YoY in Q4. And best yet—we are just getting started. We have multiple large vectors for growth and we anticipate further investment into subject expansion, format expansion and product expansion to fuel growth in the coming years. We have demonstrated that when a learner engages in more than one format of learning their life-time value increases significantly. Our learners who consume both one-on-one and large group classes, as an example, deliver 60% more revenue in their first year. Needless to say, we are excited about the opportunity to drive further retention and engagement as we scale our small group, large group and adaptive self-study formats and more deeply integrate them into the customer experience.

As Greg mentioned, this is a large market that is just starting to tip online. The global market for learning outside the classroom is $1.3 trillion. Our addressable market in the US is expected to reach $62 billion by 2024, which is comprised of academic tutoring, test prep, professional certifications, and other education (which includes enrichment and languages). This is a highly fragmented market today. In tutoring, in the US alone, there are thousands of independent companies and hundreds of thousands, if not millions, of independent professionals. There is no clear market leader in any of these segments. We believe the days of getting into a car during rush hour traffic to drive to a strip mall or corporate office park in a rented classroom for a sub-par learning experience are coming to an end. There are dozens of companies offering offline class formats that have not innovated in 20 years. We offer learners and experts a far superior solution, and we believe we stand to gain disproportionately as the entire industry rapidly shifts from offline to online.

In conclusion, this is an exciting time for Nerdy. We are seeing growth inflect across multiple different dimensions of our business including learner growth, session growth and revenue growth. Our commitment to product innovation is driving increased learner retention and engagement and contributing to expanding unit economics. We have a large market opportunity to pursue with substantial secular tailwinds as learning shifts online. We are committed to increasing access to affordable learning and driving impact. Our partnership with TPG and the process of going public will provide access to ample capital to drive further growth and innovation. We’ve assembled a world class team with deep experience in consumer internet, e-commerce and marketplaces. And we believe we are just getting started and are excited for this next chapter in our company’s history. With that, I will hand things off to Jason Pello our Chief Financial Officer to walk you through the business model and our financial performance.

Jason Pello:

Thank you, Chuck, and thank you to everyone for taking the time to learn more about Nerdy.

As Chuck mentioned, we have 4 key products as part of our multi-learning format strategy. Large group classes are free and can accommodate over 50,000 people. This is a top of funnel strategy that builds trust and awareness and drives engagement among existing learners. It also allows us to improve educational accessibility in a scalable way. These are often taught by celebrity instructors. Adaptive self-study is also free and drives engagement with both new learners on the platform and with existing paid users.

Our paid model includes two products. Small group classes are comprised of 10-15 students per class and price ranges of $10-$45 per hour. One-on-One tutoring is purchased in blocks of hours and is prepaid for so there are attractive cash flow dynamics. Students can buy as little as one hour and use as little as 15 minutes at a time; however, most people buy blocks of hours of 9 to 50 hours upfront which can be used with any expert on the platform in any subject. The prices range from $45 per hour to $75 per hour.

Taking a look at 2020, we completed the transition to becoming fully online, which has allowed us to significantly expand gross margins over the last several years. The Company has been able to execute at a high level and innovate through COVIDs headwinds, delivering durable growth each of the last 6 months, resulting in the online business being up 79% in the second half of the year from the same period the previous year.

The momentum we have coming out of the second half; coupled with reacceleration post COVID gives us confidence in the coming years, where strength in our 1:1 product provides stable and consistent base growth; continued execution against our multi-format strategy will drive continued reach and LTV expansion; and our Classes business will begin to scale rapidly allowing us to further expand gross margins as we penetrate this large and growing market.

From a longer-term perspective, rapid digital acceleration, coupled with the early success of our new formats, the extendibility of our playbook across thousands of subjects, and our large addressable markets, position Nerdy to benefit from multiple tailwinds that support our continued growth for years to come. With the additional proceeds from the business combination, we will be able to increase investments in engineering, product development and design to ensure we remain at the forefront of innovation, while also making targeted investments in Marketing, which we believe will layer together to support growth acceleration into 2022. We also expect long term gross margins to range between 75% to 80% and we expect long term EBITDA margins between 25% and 30%.

The clear growth opportunity in front of us, coupled with our strong unit level economics and our focus on operational efficiency, allow us to a deliver a financial profile that we believe will be well received in the public markets.

With that, I will hand it back to Greg to wrap up the call.

Greg Mrva:

Thank you, Jason. We couldn’t be more excited about this transaction and the opportunity in front of Nerdy. As a leading gig-economy marketplace for delivering live personalized learning online, Nerdy is uniquely positioned to transform online learning and benefit from the secular shift from offline to online. This is a large market and Nerdy has figured out how to leverage AI and machine learning technology to scale quality live learning experiences online.

We view 2022 as an inflection year, as the combination of user growth and engagement, product innovation, and hopefully with COVID largely behind us yields attractive financial performance. The expected proceeds of this transaction will be used to give liquidity to existing long-term shareholders, repay an outstanding credit facility, cover any redemptions and provide up to ~ $300 million in capital to fund increased investments in product and marketing which will help further accelerate growth.

We view Nerdy as one of the few ways for public investors to play the digitization of learning in a direct-to-consumer context. Chegg is currently the only other publicly traded direct-to-consumer learning platform in the US; a successful business that has attained scale and attractive margins, yet comes at the online learning opportunity from a different end of the market. Fiverr is the most relevant publicly traded gig-economy platform that is comparable to Nerdy. Both companies focus on providing high quality digitally delivered services from gig workers to consumers. And of course, there are other successful gig economy marketplaces to consider. Nerdy’s financial profile is in line with these comps; with a faster revenue growth rate, gross margins that are expanding and a similar long-term profitability profile. We believe the current valuation is an attractive entry point relative to these comps. At 7x forecasted 2022 revenue, Nerdy is 1⁄2 the valuation multiple of Chegg and roughly 1⁄4 the multiple of Fiverr and a nearly 60% discount to the other relevant marketplace comps.

I would like to end today’s call by reiterating the TPG Pace team’s excitement for this transaction. We believe Nerdy will help change the world for the better, and we couldn’t be happier helping support this tremendous company. With that, we would like to thank everyone for joining our call today. If you would like to learn more, please reach out to us at investors@nerdy.com.

Thank you.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or a the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except in a transaction exempt from registration under the Securities Act or by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and applicable regulations in the Cayman Islands.

Important Information for Investors and Shareholders

In connection with the proposed business combination, TPG Pace Tech Opportunities will file a registration statement on Form S-4 and the related proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). Additionally, TPG Pace Tech Opportunities will file other relevant materials with the SEC in connection with the proposed business combination. The materials to be filed by TPG Pace Tech Opportunities with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of TPG Pace Tech Opportunities are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.

Participants in the Solicitation

TPG Pace Tech Opportunities, Nerdy and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Tech Opportunities in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Tech Opportunities’ executive officers and directors in the solicitation by reading TPG Pace Tech Opportunities’ initial public offering prospectus, which was filed with the SEC on October 8, 2020, and the proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, TPG Pace Tech Opportunities’ ability to consummate the transaction, the benefits of the transaction and TPG Pace Tech Opportunities’ future financial performance following the transaction, as well as TPG Pace Tech Opportunities’ strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, TPG Pace Tech Opportunities disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. TPG Pace Tech Opportunities cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of TPG Pace Tech Opportunities. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) any inability of Nerdy to adequately protect its intellectual property; (4) any security breaches, loss of data or other disruptions; (5) any loss of key employees, including Nerdy’s Founder, Chairman and Chief Executive Officer; (6) effects on TPG Pace Tech Opportunities’ public securities’ liquidity and trading; (7) the market’s reaction to the proposed business combination; (8) the lack of a market for TPG Pace Tech Opportunities’ securities; (9) TPG Pace Tech Opportunities’ financial performance following the proposed business combination; (10) costs related to the proposed business combination; (11) changes in applicable laws or regulations; (12) the possibility that the novel coronavirus (“COVID-19”) may hinder TPG Pace Tech Opportunities’ ability to consummate the business combination; (13) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of TPG Pace Tech Opportunities or Nerdy; (14) the possibility that TPG Pace Tech Opportunities or Nerdy may be adversely affected by other economic, business and/or competitive factors; and (15) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by TPG Pace Tech Opportunities. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact TPG Pace Tech Opportunities’ expectations and projections can be found in TPG Pace Tech Opportunities’ initial public offering prospectus, which was filed with the SEC on October 8, 2020. In addition, TPG Pace Tech Opportunities’ periodic reports and other SEC filings are available publicly on the SEC’s website at www.sec.gov.

ADDITIONAL INFORMATION ABOUT THE BUSINESS COMBINATION AND WHERE TO FIND IT

A full description of the terms of the proposed business combination will be provided in a registration statement on Form S-4 to be filed with the SEC by Nerdy that will include a proxy statement for the stockholders of TPG Pace Tech Opportunities that also constitutes a prospectus of Nerdy. TPG Pace Tech Opportunities urges investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about TPG Pace Tech Opportunities, Nerdy and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of TPG Pace Tech Opportunities as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Tech Opportunities, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).